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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED MAY 2002 WASH., D.C. 164 SECTION

PROCESSED
MAY 09 2002
P THOMSON FINANCIAL

Lifetime Hoan Corporation
Exact name of registrant as specified in charter

874396 ~~11-2682486~~
Registrant CIK Number

2001 Proxy FOR 12-31-01
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-19254
SEC file number, if available

Ed Virgona
Name of Person Filing the Document (If other than the Registrant)

MAY 6

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westbury, State of New York, 20 02.

[signature]
(Registrant)

By: Craig Phillips - Secretary
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on April 25, 20 02, that the information set forth in this statement is true and complete.

By: [signature]
(Name)

Controller
(Title)

PERFORMANCE GRAPH

The following graph compares the cumulative total return on the Company's Common Stock with the Nasdaq Market Value Index and the Housewares Index - Media General Industry Group. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of the possible future performance of the Company's Common Stock.

LIFETIME HOAN CORPORATION

Cumulative Total Stockholder Return for the Period December 31, 1996 through December 31, 2001. [2]



350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
12/31/1996
12/31/1997
12/31/1998
12/31/1999
12/31/2000
12/31/2001
Lifetime Hoan
Housewares Index
NASDAQ Market Index

Date	Lifetime Hoan	Nasdaq Market Index	Media General Index
12/31/96	100.00	100.00	100.00
12/31/97	93.08	122.32	133.22
12/31/98	94.09	172.52	121.16
12/31/99	52.19	304.29	99.77
12/31/00	74.55	191.25	83.54
12/31/01	64.15	152.46	97.49

[2] Assumes $100 invested on December 31, 1996 and assumes dividends reinvested. Measurement points are at the last trading day of each of the fiscal years ended December 2001, 2000, 1999, 1998 and 1997. The material in this chart is not soliciting material, is not deemed filed with the Securities and Exchange Commission and is not incorporated by reference in any filing of the Company under the Securities Act of 1993, as amended, or the Securities Exchange Act of 1934, as amended whether or not made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing. A list of the companies included in the housewares index will be furnished by the Company to any stockholder upon written request to the Vice President, Finance and Treasurer of the Company.

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